August 14, 2013

VIA EDGAR TRANSMISSION

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Form 20-F for the Year Ended December 31, 2012
Filed April 15, 2013
File No. 001-32751

Dear Mr. Shenk:

On behalf of the Pacific Airport Group (Grupo Aeroportuario del Pacífico, S.A.B. de C.V., or the “Company”), we are writing to confirm receipt of your letter dated July 31, 2013, related to the annual report on Form 20-F filed on April 15, 2013 (the “Letter”). As discussed telephonically, we expect to provide you with a response to the Letter by Friday, August 23, 2013.

Sincerely yours, /s/ Raúl Revuelta Musalem Raúl Revuelta Musalem Chief Financial Officer

Av. Mariano Otero No. 1249 ala B piso 6 Condominio WTC Torre Pacífico Guadalajara, Jalisco C.P. 44530	1/1